UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

(Amendment No.  )

1.	Name of the Registrant: National Health Investors, Inc.
2.	Name of Person Relying on Exemption: Land & Buildings Capital Management, LLC
3.	Address of Person Relying on Exemption: Soundview Plaza 1266 E Main St., Suite 700R Stamford, Connecticut 06902
4.	Written Materials. The following written material is attached: Press Release and Letter, dated April 18, 2024

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Written material is submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote any proxy. Land & Buildings Capital Management, LLC is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Land & Buildings Capital Management, LLC and its affiliates.

PLEASE NOTE: Land & Buildings Capital Management, LLC is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on next page)

Land & Buildings Issues Letter to Shareholders of National Health Investors Announcing its Intention to Vote Against Two Directors at 2024 Annual Meeting

Believes NHI is Significantly Undervalued with Opportunities to Unlock its Valuable Assets, Including Upcoming Lease Renewal with Tenant National Healthcare Corporation

Highlights Poor Corporate Governance and Serious Conflicts of Interest Among Board Members

Expresses Serious Concerns that NHI Board Cannot Fairly Represent Both Landlord and Tenant in Lease Renegotiation Given Substantial Economic and Personal Ties to NHC

Discloses Likely Substantial Upside to Lease Rental Rates if Lease is Negotiated at Arms-Length

Believes Shareholders Need to Send a Clear Message at Upcoming Annual Meeting – Ahead of Critical Lease Renegotiations – that Maintaining the Status Quo is Not an Option

Urges NHI Shareholders to Vote “AGAINST” Incumbent Directors Robert Webb and Charlotte Swafford

Stamford, CT (April 18, 2024) – Today, Land & Buildings Investment Management, LLC (together with its affiliates, “Land & Buildings”), a significant shareholder of National Health Investors, Inc. (NYSE: NHI) (“NHI” or the “Company”), issued an open letter to its fellow NHI investors. In the letter, Land & Buildings outlines why it believes shareholders should send a clear message at NHI’s upcoming 2024 Annual Meeting of Stockholders that the status quo is not tolerable by demanding objective and independent decision-making from the NHI Board of Directors ahead of the exceptionally important lease renegotiations with one of the Company’s largest tenants, National HealthCare Corporation (NYSE American: NHC).

The full text of the letter is below:

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Dear Fellow NHI Shareholders,

Land & Buildings Investment Management, LLC (together with its affiliates, “Land & Buildings,” “L&B” or “we”) is a significant shareholder of National Health Investors, Inc. (“NHI” or the “Company”). We believe NHI possesses valuable assets but that it is significantly undervalued in large part due to the Company’s poor corporate governance practices and web of interlocking relationships and conflicts of interest among members of NHI’s Board of Directors (the “Board”). We expressed our concerns to the Board and highlighted the critical opportunity to unlock value in connection with NHI’s upcoming lease renewal with one of its largest tenants, National HealthCare Corporation (“NHC”).

Unfortunately, the Board does not appear to share the severity of our concerns. We are therefore reaching out to you, as shareholders, to help send a message to the Board at the Company’s 2024 Annual Meeting of Stockholders, which is scheduled to be held on May 22, 2024 (the “Annual Meeting”), that the status quo is not acceptable and that change in the boardroom is required. We intend to vote “AGAINST” incumbent directors, Robert Webb and Charlotte Swafford, who are up for election at the Annual Meeting, and urge our fellow shareholders to do the same. Per NHI’s Bylaws, a director who receives a greater number of votes cast “against” his or her election than votes “for” his or her election must promptly tender his or her resignation for consideration by the Board.

The Annual Meeting presents a critical opportunity for shareholders to demand accountability, improved governance, and importantly, a Board that is comprised of truly independent directors that has the objectivity necessary to properly oversee and negotiate the NHC lease renewal.

NHI is undervalued with opportunities to drive shareholder value creation

We view NHI as an attractive investment given its 1) undervaluation at just 13x 2024e AFFO, 2) well-covered 6.1% dividend yield, 3) substantial senior housing operating portfolio (“SHOP”) growth potential, 4) accretive external growth opportunities, and 5) material rental upside in its net lease portfolios.

We believe NHI is an overlooked diamond in the rough among publicly traded REITs. Unlike nearly all of its healthcare REIT peers, most of its income is derived from senior housing assets, a sector with tremendous fundamental tailwinds as the 80+ demographic is expected to be the fastest-growing age cohort for many years to come and there is little new supply. Additionally, distinct from most peers, its skilled nursing net lease portfolio is under-rented, which should provide significant future earnings growth. The long-term earnings power of the Company is substantially above today’s depressed levels, in our view.

However, investors should be on high alert as negotiations begin in earnest for NHI’s upcoming lease renewal with skilled nursing operator NHC, which represents 15% of current Company NOI at rents materially below market. At market rents, given the 3.5x disclosed corporate coverage and rising, we believe the upside to NHI earnings could be 15% from this lease alone. This outcome would be in stark contrast to the most recent lease renegotiation that resulted in rents declining over the life of the five-year lease extension, even after normalizing for some asset sales, and without sufficient property-level income disclosure.

With the litany of concerning issues with the structure and makeup of the Board, namely, the conflicts of interest caused by some members of the Board possessing significant investments in and relationships with NHC, as well as the longstanding interlocking relationships among members of the Board, we believe it is impossible for shareholders to trust that key decisions are being evaluated with full independence and objectivity.

History of poor corporate governance practices

NHI has a staggered board, among numerous other poor governance practices, and we have identified two of the three Board members up for election at the Annual Meeting – Robert “Bob” Webb and Charlotte Swafford – whose presence as directors we believe is highly problematic, including specifically as it relates to negotiating the NHC lease. Should these directors not receive a majority of the votes cast at the Annual Meeting, we believe it would clearly be inappropriate for such directors to continue to serve on the Board. Indeed, there is no shortage of highly qualified Board members who are well-known in the REIT investment community and who would be excellent candidates to fill those vacancies. Investors and analysts can look to Land & Buildings’ two most recent cooperation agreements with manufactured housing REIT Sun Communities, Inc. (NYSE: SUI) and healthcare REIT Ventas, Inc. (NYSE: VTR) as clear examples:

•	SUI: Sun Communities, Inc. Appoints Jerry Ehlinger and Craig Leupold to Board of Directors[1]

•	VTR: Ventas Appoints Theodore Bigman and Joe V. Rodriguez, Jr. to Board of Directors[2]

With the NHC lease set to expire soon, this is a critical moment for the Company. That is why we believe a message must be sent that shareholders deserve better than the conflicted and self-serving status quo that has defined NHI’s Board in the past.

Conflicts of interest need to be remedied

As the opportunity to renegotiate the lease between NHI and NHC draws upon us, shareholders can be forgiven for having concerns, particularly as it relates to Robert Adams and W. Andrew Adams and Robert Webb’s and Charlotte Swafford’s relationships to the Adams brothers and NHC.

Specifically, NHI director (and NHC Chairman) Robert Adams owns ~$38 million of NHC stock. His brother and NHI Chairman, W. Andrew Adams, is an NHC director and former NHC Chairman, and owns ~$60 million of NHC stock.

Similarly, Charlotte Swafford, age 76, owns (directly and indirectly) approximately $22 million of NHC stock as of the last public filing. Ms. Swafford worked at NHC for over three decades, including retiring as Senior Vice President and Treasurer. She effectively owes her career to Robert and Andrew Adams, in our view. It is therefore not surprising that when NHI decided to add its first female director in 2020, the Board apparently failed to look outside of its inner circle, thereby appointing Ms. Swafford.

Given these conflicting financial interests, how can we, as shareholders of NHI, be expected to trust that these individuals will be able to represent our best interests in the boardroom, particularly as it relates to negotiating the NHC lease renewal?

While we would expect the Adams brothers and Ms. Swafford to be recused from direct discussions involving the upcoming NHC lease renewal, we do not believe this is sufficient protection for NHI shareholders given the long history of personal and professional relationships between the Adams brothers and several other Board members, including Mr. Webb, as described in more detail below.

A decades-long history of interlocks on the Board

Unfortunately, this web of interlocking relationships and conflicts has permeated for far too long. Land & Buildings seriously questions whether the NHI directors can faithfully execute their fiduciary duties to shareholders given their longstanding professional and personal relationships with Robert Adams and Andrew Adams.

One does not have to search very hard to see a deeply connected web across:

•	Educational backgrounds (e.g., Middle Tennessee State University)
•	Employment histories (e.g., NHC)
•	Club memberships and other affiliations (e.g., The Boy Scouts)
•	Financial entanglements (e.g., banking/accounting relationships)
•	Residency (Murfreesboro, TN)

1 https://suncommunities.gcs-web.com/news-releases/news-release-details/sun-communities-inc-appoints-jerry-ehlinger-and-craig-leupold

2 https://ir.ventasreit.com/news/news-details/2024/Ventas-Appoints-Theodore-Bigman-and-Joe-V.-Rodriguez-Jr.-to-Board-of-Directors/default.aspx

The above is far from an exhaustive list of all the professional and personal interlocking relationships that may hinder independent, objective decision-making – particularly as it relates to dealings directly tied to NHC.

Specifically, with respect to Mr. Webb, he attended Middle Tennessee State University in the 1960s with both Adams brothers. He has no relevant healthcare or real estate experience, having run his own office coffee and beverage supply business locally in Tennessee for decades. Further, at age 79, he is exceptionally over-tenured, having served on the Board for 33 years.

Mr. Webb and Ms. Swafford have also earned outsized director compensation over the past three years to the tune of nearly $1 million from 2021 – 2023, close to double the director compensation at similarly sized healthcare REITs, likely further clouding their judgement and independence.

The Board refuses to listen – but shareholders can make their voices heard

We initially engaged with NHI management last fall and recently sought to engage with the Board privately, and recommended the following actions:

•	The NHC lease, which expires in 2026, should be put out to bid with third-party operators. Given the lopsided conflicts and interlocks among the Adams brothers and other Board members, we find it impossible to see how the Board can ensure fair lease terms without a full process, even if these directors recuse themselves from a renegotiation of the lease between NHI and NHC.
•	The Board should take all necessary actions to declassify so that all directors are up for election at the 2024 Annual Meeting and serve one-year terms.
•	The Company should permanently opt out of the Maryland Unsolicited Takeover Act (“MUTA”).
•	The Board should be refreshed through the addition of truly independent directors (with zero ties to the Adams brothers, NHC, or other members of the Board).

Unfortunately, the Board has neither responded to our engagement nor demonstrated a willingness to seriously engage – much less address the specific steps we outlined. As a result, we urge shareholders to follow our lead by voting “AGAINST” incumbent directors Robert Webb and Charlotte Swafford at the upcoming Annual Meeting. As noted above, the Company has a resignation policy in place, whereby any director who fails to receive a majority of the votes cast in favor of his or her election, must promptly tender his or her resignation for consideration by the Board. If Mr. Webb or Ms. Swafford fail to receive the requisite vote, then we believe it would clearly be inappropriate for such a director to continue to serve on the Board.

The upcoming Annual Meeting is therefore a critical opportunity for shareholders to express dissatisfaction with the status quo and demand a truly independent Board that is committed to ensuring your interests are always protected in the boardroom.

Sincerely,

/s/ Jonathan Litt

Jonathan Litt

Founder and CIO

Land & Buildings

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PLEASE NOTE: THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. DO NOT SEND US YOUR PROXY CARD. LAND & BUILDINGS IS NOT ASKING FOR YOUR PROXY CARD AND WILL NOT ACCEPT PROXY CARDS IF SENT. LAND & BUILDINGS IS NOT ABLE TO VOTE YOUR PROXY, NOR DOES THIS COMMUNICATION CONTEMPLATE SUCH AN EVENT.

Sources

Company filings with the SEC; Land & Buildings’ views and analyses based on publicly available information and third-party data. Healthcare REIT peers referenced include LTC, CTRE, OHI, SBRA, VTR, and WELL as defined in NHI’s 2024 proxy statement filed April 4, 2024.

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Disclaimer

The views expressed are those of Land & Buildings as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable.

Media Contact

Longacre Square Partners
Dan Zacchei
dzacchei@longacresquare.com